FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of: April 2003	Commission File Number: 1-12384

SUNCOR ENERGY INC.
(Name of registrant)

112 Fourth Avenue S.W.
P.O. Box 38
Calgary, Alberta
Canada, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

CONTROLS AND PROCEDURES

A.            Evaulation

Based on their evaluation as of a date within 90 days of the filing date of this report, Registrant’s Chief Executive Officer and Chief Financial Officer had concluded that Registrant’s disclosure controls and procedures as defined in Rule 13(a)-14(c) and 15(d)-14(c) under the Exchange Act are effective to ensure that, information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.            Changes in Internal Controls

There were no significant changes in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Registrant’s internal controls.  As a result, no corrective actions were required or undertaken.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: April 24, 2003	By:	/s/ JANICE B. ODEGAARD
JANICE B. ODEGAARD
Vice President, Associate
General Counsel and
Corporate Secretary

CERTIFICATIONS

I, RICHARD L. GEORGE, President and Chief Executive Officer of Suncor Energy Inc. (“Registrant”), certify that:

1.	I have reviewed this interim report on Form 6-K of the Registrant;

2.

Based on my knowledge, this interim report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this interim report;

3.

Based on my knowledge, the financial statements, and other financial information included in this interim report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this interim report;

4.

The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this interim report is being prepared;

	(b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this interim report (the “Evaluation Date”); and

	(c)	presented in this interim report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (and persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls;  and

	(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.	The Registrant’s other certifying officer and I have indicated in this interim report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

SUNCOR ENERGY INC.

DATE :	April 24, 2003	PER:	/s/ RICHARD L. GEORGE
RICHARD L. GEORGE
President and Chief Executive
Officer

I, STEVEN W. WILLIAMS, Executive Vice President, Corporate Development and Chief Financial Officer of Suncor Energy Inc. (“Registrant”), certify that:

1.	I have reviewed this interim report on Form 40-F of the Registrant;

2.

Based on my knowledge, this interim report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this interim report;

3.

Based on my knowledge, the financial statements, and other financial information included in this interim report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this interim report;

4.

The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this interim report is being prepared;

	(b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this interim report (the “Evaluation Date”); and

	(c)	presented in this interim report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (and persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls;  and

	(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.	The Registrant’s other certifying officer and I have indicated in this interim report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

SUNCOR ENERGY INC.

DATE:	April 24, 2003	PER:	/s/ STEVEN W. WILLIAMS
STEVEN W. WILLIAMS
Executive Vice President,
Corporate Development and
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Interim Unaudited Financial Statements of Suncor Energy Inc. for the first fiscal quarter ended March 31, 2003

2	Interim Management’s Discussion and Analysis for the first fiscal quarter ended March 31, 2003

3	Certificate of the President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

4	Certificate of the Executive Vice President, Corporate Development and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002